SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

CGG finalizes the implementation of

its financial restructuring plan

Paris, France – February 21, 2018

CGG announces that on 21 February 2018 it finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised (i) the equitization of nearly all of the unsecured debt, (ii) the extension of the maturities of the secured debt and (iii) the provision of additional liquidity to meet various business scenarios.

Regarding the finalization of the implementation of the financial restructuring plan, Jean-Georges Malcor, CEO of CGG, said: “Today marks the completion of our financial restructuring initiated more than a year ago. I would like to thank all stakeholders and notably the shareholders for their trust. This success was also made possible thanks to the continuous support of our customers and the daily commitment of the Group’s employees throughout this difficult period.

Following completion of all the transactions provided for in the financial restructuring plan, CGG now benefits from a restored balance sheet with a level of gross financial debt reduced to approximately $1.2 billion and a net financial debt / EBITDAs1 2017 ratio estimated to be less than 2x, immediately after completion of the transactions.

CGG is now an integrated Geosciences group, with leading technological positions that are fully adapted to its clients’ new needs, and which looks to the future with confidence and determination.”

As part of the implementation of its financial restructuring plan, the Company issued on 21 February 2018:

•	$663.6 million in principal amount of first lien secured senior notes due 2023, bearing floating rate interest at Libor (floor of 1%) + 6.5% in cash, and 2.05% paid-in-kind (PIK) (issued by CGG Holding (U.S.) Inc.) in exchange for the balance of the Secured Loans taking into account an upfront paydown of US$150 million;

•	$355.1 million and €80.4 million in principal amount of second lien secured senior notes due 2024, bearing floating rate interest at Libor (floor of 1%) + 4% in cash, and 8.5% paid-in-kind (PIK) (issued by CGG SA) (comprising $275 million and €80.4 million as new money and $80.2 million in exchange for part of the accrued interest claims under the Senior Notes (with the US$ new money notes and accrued interest notes being fungible);

•	71,932,731 shares of the Company (the “New Shares”) each with one share purchase warrant (the “Warrants #2” and together with the New Shares, the “ABSA”), all of which were subscribed by holders of preferential subscription rights;

•	35,311,528 new shares resulting from the equitization of the Convertible Bonds;

•	449,197,594 new shares resulting from the equitization of the Senior Notes;

•	22,133,149 warrants allocated to the shareholders of CGG (the “Warrants #1”);

•	113,585,276 warrants in favor of the subscribers to the Second Lien Notes (the “Warrants #3”);

•	7,099,079 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”);

•	10,648,619 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

The table in Appendix 1 sets out some of the key characteristics of the respective warrants.

The Senior Notes and the Convertible Bonds have been delisted from the Euro MTF market of the Luxembourg Stock Exchange and Euronext Paris, respectively.

[1]	EBITDAs before restructuring costs linked to the Transformation Plan

For the purpose of this press release:

“Senior Notes” means, together, (i) the high yield notes, bearing interest at a rate of 5.875% and maturing in 2020, issued by the Company on 23 April 2014, (ii) the high yield notes, bearing interest at a rate of 6.5% and maturing in 2021, issued by the Company on 31 May 2011, 20 January 2017 and 13 March 2017, and (iii) the high yield notes, bearing interest at a rate of 6.875% and maturing in 2022, issued by the Company on 1 May 2014;

“Convertible Bonds” means, together, (i) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.75% and maturing on 1 January 2020, issued by the Company on 26 June 2015, and (ii) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.25% and maturing on 1 January 2019, issued by the Company on 20 November 2012;

“Secured Loans” means, together, (i) the revolving credit agreement entitled “Multicurrency Revolving Facility Agreement”, entered into by the Company on July 31, 2013 for an initial principal amount of $325,000,000, currently drawn in full and repayable at the latest on 15 July 2018 (ii) the revolving credit facility agreement entitled “Credit Agreement” entered into by CGG Holding (US) Inc. on 15 July 2013 for an initial principal amount of $165,000,000, currently drawn in full and repayable at the latest on 15 July 2018 and (iii) a term loan agreement entitled “Term Loan Credit Agreement” entered into by CGG Holding (US) Inc. on 19 November 2015 for an initial principal amount of $342,122,500, repayable at the latest on 15 May 2019.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Appendix 1

Characteristics of the warrants

Following the issuance of New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital will amount to €5,785,750.02, divided into 578,575,002 shares with a par value of €0.01 per share.

	Warrants #1		Warrants #2	Warrants #3	Coordination Warrants	Backstop Warrants
Number of warrants issued	22,133,149		71,932,731	113,585,276	7,099,079	10,648,619
Exercise ratio	3 Warrants #1 for 4 new shares		3 Warrants #2 for 2 new shares	1 Warrant #3 for 1 new share	1 Coordination Warrant for 1 new share	1 Backstop Warrant for 1 new share
Exercise price	3.12 euros per new share		4.02 euros per new share	0.01 euro per new share	0.01 euro per new share	0.01 euro per new share
Maximum number of shares to be issued upon exercise of the warrants (subject to adjustments)	29,477,536	[2]	47,955,154	113,585,276	7,099,079	10,648,619
Expiry date of the warrants[3]	21 February 2022		21 February 2023	21 August 2018	21 August 2018	21 August 2018

The centralizing agent for the warrants is BNP Paribas Securities Services (Grands Moulins de Pantin, 9 rue du Débarcadère, 93500 Pantin, France) and the calculation agent is Aether Financial Services (36 rue de Monceau, 75008 Paris, France).

[2]	The 24,996 Warrants #1 allocated to the Company in connection with the treasury shares were cancelled.
[3]	Subject to extension cases provided for in section 4.8 of the securities note dated 13 October 2017, as for Warrants #3, Coordination Warrants and Backstop Warrants.

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering of securities or an invitation to the public in connection with any offer.

The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area which have implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

This document is only being distributed to, and is only directed at (i) persons who are outside the United Kingdom, (ii) persons in the United Kingdom that are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (iii) persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iv) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person other than a relevant person should not act or rely on this document or any of its contents.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 21st, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer